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                                                        Filed by Metrocall, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: Metrocall, Inc.
                                                   Commission File No: 000-21924

METROCALL SUBMITS ACQUISITION PROPOSAL TO PAGENET BOARD

         ALEXANDRIA, Va., July 19 /PRNewswire/ -- Metrocall, Inc. (Nasdaq:
MCLL) announced that it has submitted an acquisition proposal to the Board of Directors of Paging Network, Inc. (PageNet) which it believes represents a superior proposal to PageNet's currently pending merger transaction. Under the Metrocall proposal, to be implemented through a confirmed plan of reorganization under chapter 11 of the Bankruptcy Code:

- Holders of PageNet's senior subordinated notes will receive an aggregate of $100 million in cash, 86.8 million shares of new Metrocall common stock, and 81% of the common stock of PageNet's Vast subsidiary.

- Trade and/or other unsecured creditors will receive payment in full in cash of their allowed claims.

- PageNet stockholders will receive 13.0 million shares of new Metrocall common stock and 11.6% of Vast's common stock.

- Metrocall is currently negotiating with representatives of its current bank group for a new consolidated loan facility which will aggregate approximately $946 million, a tranche of which provides for the terms of repayment of PageNet's existing bank debt.

         Metrocall has received an expression of interest for funding the $100 million cash portion of the consideration from Hicks Muse Tate & Furst, Incorporated, a private investment firm and investor in Metrocall. Metrocall's proposal is subject to Metrocall promptly obtaining due diligence with respect to PageNet and its U.S. operating subsidiaries. The acquisition will be subject to various conditions, including requisite bankruptcy court approvals in PageNet's chapter 11 proceeding, regulatory approvals, Metrocall stockholder approval, and satisfaction of conditions to the bank and equity financing.

         William L. Collins, III, Metrocall's Chairman, President and CEO, said, "We believe our proposal is superior to the pending transaction. It offers greater total consideration to PageNet's creditors and stockholders as a whole. It gives bondholders the opportunity to receive a package of cash and stock that represents (based on recent average trading prices) a substantial premium to the value of the pending transaction. It improves the treatment for PageNet's secured lenders. And it provides superior value to PageNet's shareholders."

         Collins added, "We believe, moreover, that all the constituencies of PageNet will benefit from Metrocall's recognized leadership in consolidation and integration in the messaging industry, the significant synergies that are achievable in a consolidation of PageNet and Metrocall, and the commitment of new equity to our industry by a financial partner such as Hicks Muse. We look forward to working with PageNet's Board and management team in a spirit of cooperation to develop a transaction which provides greater value and benefits."

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         Metrocall's letter asks the PageNet Board to respond by July 25, 2000, whether it will provide the requested due diligence, and gives the Board until August 15, 2000 to decide whether to recommend acceptance of the Metrocall proposal.

         Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995 The statements set forth above that are not historical facts, such as those concerning Metrocall's proposal to acquire PageNet, are forward-looking statements that are subject to risks and uncertainties. A number of risks and uncertainties could cause actual results to, events or developments to differ from expectations. Among the factors that could cause actual results to differ are 1) the conditions to the proposed transaction described above; 2) changes in trading prices of Metrocall securities; and 3) the response of the PageNet board and PageNet creditors. You should refer to our Annual Report on Form 10-K for a complete discussion of factors that could cause actual results to differ materially from those projected in these forward-looking statements. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made.

SOURCE Metrocall, Inc.

CONTACT: Vincent D. Kelly, Chief Financial Officer of Metrocall, Inc., 703-660-6677, Ext. 6650, or paul.liberty@metrocall.com/

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ALEXANDRIA, VA., July 21, 2000 - In connection with its press release issued on
Wednesday, July 19, 2000, Metrocall, Inc. (NASDAQ - MCLL) advised investors as follows:

ANY SECURITIES TO BE ISSUED PURSUANT TO THE METROCALL PROPOSAL TO PAGENET'S BOARD OF DIRECTORS WILL BE ISSUED PURSUANT TO APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933 OR AN EXEMPTION THEREFROM. INVESTORS ARE URGED TO READ THE RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES EXCHANGE COMMISSION AND/OR THE BANKRUPTCY COURT WHICH WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY TRANSACTION INVOLVING METROCALL. INVESTORS CAN OBTAIN ANY DOCUMENT FILED WITH THE COMMISSION FOR FREE AT THE COMMISSION'S WEB SITE, HTTP://www.SEC.GOV.

The previously issued press release shall be deemed to be amended by the foregoing.